Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

December 16, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tyler Howes and Ada D. Sarmento

Re:	Smart for Life, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 12, 2021

CIK No. 0001851860

Ladies and Gentlemen:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 2, 2021, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Acquisition of Bonne Sante Natural Manufacturing, page 2

1.	We note your revisions in response to prior comment 2. Please revise to disclose the approximate number of companies for which Bonne Santé manufactured nutritional products in 2021 through the latest most practicable date.

Response: We have revised our disclosure to identify the approximate number of companies for which Bonne Santé Natural Manufacturing manufactures nutritional products in accordance with the Staff’s comment.

Acquisition of Nexus, page 2

2.	We note your response to prior comment 8. We note the guidance that you cited related to the highest significance of 45% is below the 50% threshold for a business acquired subsequent to the effective date of initial registration statement in accordance with SAB Topic 1(J) (i.e. SAB 80) does not appear to apply to your situation since your registration statement is not yet effective. Based upon meeting the significance investment test at the 45% level for the Nexus acquisition based upon the information provided, please revise your filing to comply with Rule 8-04 of Regulation S-X. Refer to SAB Topic 1(J).

Response: We have revised the Registration Statement to include the financial statements for Nexus Offers, Inc.

Our Opportunity, page 3

3.	Please disclose any material assumptions and limitations associated with your market estimates.

Response: All of our market estimates are derived from cited third-party sources and we made no material assumptions associated with the market estimates. We have added the following sentence to the Industry and Market Data section on page ii: “…this data involves a number of assumptions and limitations regarding our industry which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled ‘Risk Factors.’” We have also added the following paragraph to balance our disclosure regarding our markets:

“The markets in which we operate are characterized by rapid technological changes, frequent new product introductions, established and emerging competition, extensive intellectual property disputes and litigation, price competition, aggressive marketing practices, evolving industry standards and changing customer preferences. Accordingly, our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies operating in rapidly changing and competitive markets.”

Our Growth Strategies, page 5

4.	We note your revised disclosure on pages 1 and 64 in response to prior comment 4. Throughout the prospectus, please balance similar disclosure related to your growth plans by discussing your current condition as it relates to your ability to finance the acquisitions described. Please also revise to disclose that there is no guarantee that you will be able to acquire additional businesses under the terms outlined in this section or that you will be able to find additional acquisition candidates should you terminate your plans for any of your current acquisition targets.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Note 2. Consideration Transferred, page 17

5.	We note your response to prior comment 15. Please revise to include 2 pro forma adjustments for the $6 million in cash received in the preferred stock offering and paid as part of the consideration for the acquisition of Doctors Scientific Organica.

Response: We have included a pro forma balance sheet as of September 30, 2021 in the amended Registration Statement. Since the preferred stock offering and acquisition of Doctors Scientific Organica were completed in July 2021, the cash effect of these transactions is included in the Company’s historical balance sheet as of September 30, 2021, and such pro forma adjustments are no longer relevant.

Risk Factors, page 21

6.	Please revise to disclose any risks specific to your new Canadian subsidiary operating a retail store and the digital marketing business of Nexus Offers, Inc. Please also revise to add disclosure addressing the risks of operating different lines of business due to your acquisition of Nexus Offers.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

Use of Proceeds, page 41

7.	We note your revised disclosure in response to prior comment 18 that the unsecured promissory notes to various lenders have various maturity dates. Please revise to provide the earliest maturity date and the latest maturity date for these notes. Refer to Instruction 4 to Item 504 of Regulation S-K for guidance.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Capitalization, page 43

8.	Please revise your capitalization table to reflect the conversion of all of your convertible notes in a separate column.

Response: We have revised the capitalization table in accordance with the Staff’s comment.

Business, page 64

9.	We note that your Business section focuses primarily on two operating subsidiaries, Bonne Santé and Doctors Scientific Organica. Please identify all of your operating subsidiaries in this section. It appears from the disclosure on page F-36 that Oyster Management Services, LLC, Lawee Enterprises, LLC, and U.S. Medical Care Holdings, L.L.C. are also operating subsidiaries. If these are operating subsidiaries, please clarify how they contribute to your business. Please also discuss the digital marketing industry and competitive conditions for Nexus Offers, its principal services and markets and the distribution methods for its services.

Response: We respectively note that the term “Doctors Scientific Organica” has been defined to include Doctors Scientific Organica LLC and its consolidated subsidiaries, Oyster Management Services, LLC, Lawee Enterprises, LLC and U.S. Medical Care Holdings, L.L.C. The business section describes this business on a consolidated basis. We have revised our disclosure regarding Nexus Offers in accordance with the Staff’s comment.

Competitive Strengths, page 69

10.	We note your disclosure that the barrier to entry in the affiliate/digital marketing space is high. Please disclose what factors contribute to a high barrier of entry in this space.

Response: We have removed the disclosure indicating that the barrier to entry in the affiliate/digital marketing space is high.

Statements of Income, page F-4

11.	Please present historical EPS here and on page F-19. See the guidance in Article 5-03.25 of Regulation S-X.

Response: We have revised the Statements of Income to present historical EPS in accordance with the Staff’s comment.

Part II – Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

12.	We note your revisions in response to prior comment 37. Please revise to disclose the dates that you entered into the future equity agreements and any amendments thereto.

Response: The Company has entered into future equity agreements with 56 lenders. These agreements were entered into between May 2017 and December 2021. We have revised our disclosure accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
President

cc:	Louis A. Bevilacqua, Esq.

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